May 25, 2007




BY EDGAR AND FACSIMILE

Ms. Pamela A. Long Assistant Director
Division of Corporation Finance,
   Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     ATEL 12, LLC
                 Pre-Effective Amendment No. 1 to
                 Registration Statement on Form S-1
                 SEC File No. 333-142034

Dear Ms. Long:

     Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

     In response to your letter of April 19, 2007, please note that the amendment includes disclosure of operating results of prior programs closed within the past five years updated through the year ended December 31, 2006. It is our understanding that the Staff would now be in a position to conduct its detailed examination of the registration statement.

     Please contact me with any further questions or comments you may have concerning this filing.

         Very truly yours,

         /s/ PAUL J. DERENTHAL

         Paul J. Derenthal


cc:      Mr. Matt Franker
         Division of Corporation Finance
         Securities and Exchange Commission
         Facsimile: (202) 772-9368

         Mr. Dean L. Cash
         Mr. Paritosh Choksi
         Mr. Samuel Schussler